[Letterhead of Quest Diagnostics Incorporated]

October 12, 2011

Via EDGAR
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.

Re:	Quest Diagnostics Incorporated
September 22, 2011 Supplemental Response
Form 10-K for Fiscal Year Ended
December 31, 2010
Filed February 16, 2011
File No. 001-12215

Dear Mr. Reynolds:

We acknowledge receipt of your letter dated September 27, 2011 to Dr. Surya Mohapatra of Quest Diagnostics Incorporated (the “Company”) regarding the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the supplemental response submitted by the Company on September 22, 2011 relating to comment seven of the Staff’s letter dated June 24, 2011 (the “Original Comment Letter”) with respect to the Form 10-K filing identified above.  Set forth below is the Company’s response to the Staff’s comment.

Form 10-K for the Fiscal Year Ended December 31, 2010
September 22, 2011 Supplemental Response

1. We note your response to comment one of our letter dated September 8, 2011 and the specific dollar amounts associated with the adjustments to EPS. It appears to us that your draft disclosure dated July 11, 2011 presents material information that should also indicate, for ease of understanding, approximate dollar amounts associated with the adjustments, on an individual or group basis as appropriate. Please confirm that future filings addressing material adjustments to performance-based payouts will include such disclosure, and provide revised draft disclosure based on the 2010 facts. Also, please revise the draft disclosure to address the effect of the adjustments on payouts of stock awards in approximate dollar amounts on an individual or group basis, consistent with the SMIP award adjustments.

Response:  In future filings addressing material adjustments to performance-based payouts the Company will, for ease of understanding, indicate approximate dollar amounts for both cash and stock awards on an individual or group basis as appropriate.

Mr. John Reynolds
United States Securities and Exchange Commission
October 12, 2011

Draft disclosure based on the 2010 facts is set forth below. Changes from the draft disclosure provided in the Company’s response letter dated July 11, 2011 to the Original Comment Letter are shown by blacklining. Disclosure included in any future filings will reflect the actual adjustments made by the Committee during or in respect of the year or performance period being reported on.

Annual Cash Incentive Compensation

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For 2010 SMIP awards, in the exercise of its discretion, the Compensation Committee adjusted earnings per share from continuing operations to exclude charges of $0.09 per share related to certain 2010 restructuring programs. The Committee made this adjustment to ensure that participants would not be penalized for having taken decisions that foster long-term value creation, by rationalizing operations and allowing for long-term reductions in cost, but that had a negative impact on 2010 earnings per share from continuing operations. This adjustment to earnings per share from continuing operations resulted in an increase in the payout factor percentage for this performance measure from 73 to 97. Had the Committee not made this adjustment to earnings per share from continuing operations, numbers under the headings “2010 Actual Performance as a % of Target” and “2010 Actual Performance as a % of Salary” in the table at the top of 21 would have appeared as set forth in the table below:

	2010 Target Incentive as a % of Salary	2010 Actual Performance as a % of Target	2010 Actual Performance as a % of Salary
Dr. Surya N. Mohapatra	150	52.1	78.1
Robert A. Hagemann	90	52.1	46.8
Dr. Jon Cohen	65	52.1	33.8
Dr. Joan E. Miller	70	56.3	39.4
Wayne R. Simmons	70	41.1	28.8

Without giving effect to the adjustments to earnings per share from continuing operations described above, the payouts to the Company’s named executive officers under the SMIP in respect of 2010 as reported in the “Non-Equity Incentive Plan Compensation” column of the 2010 Summary Compensation Table would have been as follows:  Dr. Surya N. Mohapatra -- $961,197; Robert A. Hagemann - $261,034; Dr. Jon Cohen -- $190,731; Dr. Joan E. Miller -- $197,491; and Wayne R. Simmons -- $128,035.

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Determination of February 2007 Performance Share Awards

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For purposes of calculating the award payouts, in the exercise of its discretion, the  Compensation Committee determined to adjust 2009 earnings per share from continuing operations for the following predefined items, in the amount stated: excess charges related to restructuring programs (-$.025); losses on extinguishment of debt (+$.065); and a change in accounting standards (+$.01).

Mr. John Reynolds
United States Securities and Exchange Commission
October 12, 2011

The Committee made these adjustments to exclude the impact of these unusual or nonrecurring items and to incent management to make decisions that are focused on long-term value creation. This determination resulted in an aggregate positive adjustment to earnings per share from continuing operations of $0.05.  The Committee determined that the compound annual growth rate in the Company’s fully diluted earnings per share from continuing operations for the performance period was 16.27% (increased from 15.78% if the Committee had not made the adjustments described above) and that the earnings multiple applicable to these awards during the performance period was 127% of target (increased from 104% if the Committee had not made such adjustments).

Without giving effect to the adjustments described above, the 2007 performance share award payouts to the Company’s named executive officers as reported in the 2010 Option Exercises and Stock Vested Table would have been as follows:  Dr. Surya N. Mohapatra – 50,134 shares with a value of $3,027,091 at vesting; Robert A. Hagemann – 19,947 shares with a value of $1,204,400 at vesting; Dr. Joan E. Miller  10,721 shares with a value of $647,334 at vesting; and Wayne R. Simmons – 8,201 shares with a value of $495,176 at vesting  These dollar amounts are based on the closing price of the Company’s common stock on the New York Stock Exchange on the vesting date.  Dr. Jon Cohen joined the Company in 2009 and did not receive a 2007 performance share award.

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company further acknowledges that Staff comments, or any changes made to the Company’s disclosure in response to Staff comments, do not foreclose the Commission from taking any further action with respect to the Company’s filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses, or if you require additional information, please feel free to contact me at (973) 520-2116.

Very truly yours,

/s/ William J. O’Shaughnessy, Jr.

William J. O’Shaughnessy, Jr. Assistant General Counsel and Corporate Secretary

Mr. John Reynolds
United States Securities and Exchange Commission
October 12, 2011

Cc:	Brian McAllister, U.S. Securities and Exchange Commission
Ryan Milne, U.S. Securities and Exchange Commission
Erin Wilson, U.S. Securities and Exchange Commission
James Lopez, U.S. Securities and Exchange Commission
Surya N. Mohapatra, Chairman of the Board, President and Chief Executive Officer
Robert A. Hagemann, Senior Vice President and Chief Financial Officer
Michael E. Prevoznik, Senior Vice President and General Counsel
Thomas F. Bongiorno, Vice President, Corporate Controller and Chief Accounting Officer
Stephen T. Giove, Shearman & Sterling, LLP
Donald G. Brenner, PricewaterhouseCoopers LLP